UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: November 7, 2019

Commission File Number: 0-28542

ICTS INTERNATIONAL, N.V.
(Translation of registrant’s name into English)

Walaardt Sacréstraat, 425-5,
1117 BM Schiphol Oost,
The Netherlands
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ITEM 1.01 Entry into Material Definitive Agreements

Background

Pursuant to that certain Preferred Shares Subscription Agreement, dated November 7, 2019, by and among ABC Technologies B.V. (“ABC” or the “Company”), a subsidiary of ICTS International N.V. (the “Registrant”), Oak HC/FT Partners II, L.P. (“Oak”), and the Registrant, ABC issued 1,000,000 Series A Preferred Shares (“Series A Shares”) and 23,622 Series A-1 Preferred Shares (“Series A-1 Shares” and together with the Series A Shares, the “Preferred Shares”) to Oak for a subscription price of US$20,000,023.63 (the “Sale”) in cash representing 7.401% of the outstanding share capital of ABC and 7.143% of the outstanding share capital of ABC and its subsidiaries on a fully-diluted basis (taking into account the existing  option pool of ABC’s subsidiary Au10tix Limited (“Au10tix”) representing approximately 3.49% of Au10tix’s share capital (the “Au10tix Option Pool”)).

US$19,999,000 of the Sale proceeds will be distributed to the Registrant, which proceeds shall be used by the Registrant to pay certain expenses totaling approximately US$1,700,000 incurred in connection with the Sale and for general working capital purposes.

The Registrant entered into four material agreements in connection with the Sale as follows:

•	Preferred Shares Subscription Agreement, dated November 7, 2019, by and among Oak, ABC and the Registrant (“Subscription Agreement”);
•	Deed Amending Articles of Association of ABC, dated November 7, 2019 (“Articles”);

•
Amended and Restated Shareholders Agreement, dated November 7, 2019, by and among TPG Tech Adjacencies Affluence S.a.r.l. (f/k/a TPG Lux 2018 SC I, S.a.r.l.) (“TPG”), Oak, ABC and the Registrant (“Shareholders Agreement”); and

•	Side Letter Agreement, dated November 7, 2019, by and among TPG, Oak, ABC and the Registrant (“Registration Rights Agreement”);

In addition, Oak became a party to the Registration Rights Agreement, dated July 3, 2019, by and among TPG, ABC and the Registrant by entering into a counterpart signature page to such agreement on November 7, 2019.

Summary of Terms of Material Agreements

The following summaries are qualified in their entirety by the full text of the definitive agreements attached hereto as Exhibits.

1.          Subscription Agreement:

Oak subscribed for a number of Preferred Shares for an aggregate subscription price of US$20,000,023.63 (the “Consideration”) which resulted in Oak owning 7.401% of the outstanding share capital of ABC and 7.143% (rounded to the nearest 1/1000th) of the fully-diluted share capital of ABC and its subsidiaries (taking into account the Au10tix Option Pool).

In addition, pursuant to the terms of that certain Series A Preferred Shares Subscription Agreement, dated July 3, 2019, by and among TPG, ABC and the Registrant (the “TPG Subscription Agreement”) and the Subscription Agreement, TPG subscribed for 307,087 Series A-1 Shares at nominal value (US$0.001 per share) (“Bonus Issue Series A-1 Shares”) in order to preserve its 23.077% ownership interest in the fully-diluted share capital of ABC and its subsidiaries (taking into account the Au10tix Option Pool).

The Subscription Agreement is governed by English law and contains customary warranties, agreements, claims provisions and liability caps for transactions of this type.

2.          Shareholders Agreement and Articles

The Shareholders Agreement and Articles provide for the following material matters in respect of the rights attaching to the Preferred Shares and the ongoing governance of the Company:

General:  The Preferred Shares are convertible into ordinary shares of ABC on a 1:1 basis, subject to adjustments for certain capital-related events, and the Series A Shares carry a liquidation preference over the ordinary shares, but otherwise rank equally with the ordinary shares in regards to dividends and voting rights (carrying one vote per share).

Liquidation Preference: The holders of Series A Shares (“Series A Holders”) are entitled to a liquidation preference upon the occurrence of a sale, initial public offering (“IPO”), merger, consolidation, reorganization, winding-up, dissolution or liquidation of ABC, pursuant to which the Series A Holders are entitled, on the occurrence of such event and in priority to the ordinary shares, to receive the greater of: (a) an amount equal to the initial subscription price for the Series A Shares, plus all accrued but unpaid dividends in respect of the Series A Shares, less all dividends previously paid on the Series A Shares, and (b) the proceeds distributable in respect of the Series A Shares had they been converted into ordinary shares.  The initial subscription price for the Series A Shares (and calculations derived therefrom) are subject to customary adjustments as set forth in the agreements executed in connection with the Sale.

The Series A-1 Shares, by their terms, do not carry a liquidation preference over the ordinary shares.

After July 3, 2024, following written request from TPG to ABC regarding the facilitation of the transfer of the Series A Shares, the initial subscription price in relation to the liquidation preference set out above increases to an amount equal to the initial subscription price for the Series A Shares, plus an 8% per annum return thereon (accruing monthly and compounding annually from the date of issuance), plus all accrued but unpaid dividends in respect of the Series A Shares, subject to an overall cap of 150% of the initial subscription price for the Series A Shares.

Approved Issuance: Pursuant to the Shareholders Agreement, ABC has the right to issue additional Series A Shares on or before April 3, 2020 with a maximum aggregate subscription price of (a) US$15,000,000 to an institutional investor (the “Institutional Shares”), (b) US$250,000 to an investor determined by TPG, with ICTS’ reasonable consent and (c) US$250,000 to an investor determined by ICTS, with TPG’s reasonable consent (collectively, the “Additional New Shares”). If the Additional New Shares are issued, they will be issued at the same price and on the same terms as the Series A Shares that were issued to Oak (except as described in the Subscription Agreement). If Institutional Shares are issued, then ABC shall issue Bonus Issue Series A-1 Shares to TPG and Oak in order to cause TPG and Oak to maintain their fully-diluted interest in ABC (consequently all dilution for such an issuance will be borne by the Registrant). Two-thirds of the proceeds of the issue of the Institutional Shares may be distributed by ABC to the Registrant.

Conversion Rights:  The Preferred Shares are subject to conversion into ordinary shares of the Company: (a) on the written request by any Preferred Shareholder; and (b) immediately prior to a qualifying IPO of the Company (being an IPO where the net aggregate gross proceeds to the Company exceed US$75,000,000 and where the subscription price per share paid by the public is not less than 150% of the initial subscription price paid for the Series A Shares). Pursuant to these conversion arrangements, the Preferred Shares will convert into ordinary shares on a 1:1 basis (subject to certain agreed upon adjustments).

Anti-Dilution Protection: The Shareholders Agreement contains customary broad-based weighted average anti-dilution protection whereby, if further shares are issued by the Company at a price per new security that is less than the initial subscription price paid for the Series A Shares, then the Series A Holders shall be entitled to receive additional Series A-1 Shares (at no further cost) on a weighted-average basis, reflecting the value of equity in the Company as determined based on the subscription price paid in the new issue of securities.

Pre-emption Rights: The Shareholders Agreement contains a restriction on issuing any securities ranking senior to or on parity with the Series A Shares for as long as TPG and/or any subsequent investor holds at least 1,000,000 Series A Shares (as may be adjusted for certain corporate actions) in the aggregate. In addition, each shareholder holding 3% or more of ABC’s outstanding shares has the right to participate in any new issuance of securities by the ABC, subject to customary exceptions.

Information Rights: Under the terms of the Shareholders Agreement, holders of 3% or more of ABC’s outstanding shares are entitled to receive certain financial information regarding the Company including its business plan and budget, annual and quarterly accounts and details of any third party offer for the Company or its assets.

Exit Rights: At any time from and after July 3, 2024, upon written request by TPG, ABC is required to use reasonable endeavors to facilitate the sale by TPG of the Preferred Shares (or, following conversion, ordinary shares) to a third party at a price in excess of 150% of the initial subscription price paid for the Series A Shares and subject to a right of first refusal in favor of the Registrant. In the event that, three (3) months thereafter, a sale of the Preferred Shares held by TPG has not been consummated, upon written request by TPG, ABC is required to facilitate a sale of the Company within six (6) months after such written request, and thereafter, TPG has the right to step-in and require ABC to facilitate a sale or IPO of the Company. On the exercise of such step-in rights, each other shareholder (including the Registrant) is required to cooperate with TPG regarding such sale or IPO and TPG has the right to exercise drag rights over the shares held by other shareholders in order to facilitate such exit event.

Board Arrangements: The Shareholders Agreement and Articles provide that, following completion of the Sale, the board of directors of ABC shall be constituted by up to four (4) directors, three (3) of whom will be appointed by the holder of ordinary shares (i.e., Registrant) and one of whom will be appointed by TPG (and any subsequent investor) for as long as such holder(s) hold(s) at least 1,000,000 Series A Shares (as may be adjusted for certain corporate actions). As a general matter, the board of the Company is able to pass resolutions by a simple majority, subject to the Series A Majority consent rights set out below.

Series A Majority Consent Rights: Pursuant to the terms of the Shareholders Agreement, for as long as TPG and/or any subsequent investor hold(s) at least 1,000,000 A Shares (as may be adjusted for certain corporate actions) in the aggregate, such holders have (such holder has) the benefit of certain consent rights including as regards: (a) the issuance of new securities ranking senior to or on parity with the Series A Shares; (b) the making of any distribution by the Company; (c) share capital increases; (d) the consummation of a sale, IPO or liquidation outside of certain agreed economic parameters; (e) debt incurrence above certain agreed thresholds; (f) acquisitions and divestitures above certain agreed thresholds; (g) certain changes to the size of the Company’s board; (h) material changes in the nature of the business of the Company and its subsidiaries; and (i) the entry into related party transactions (subject to certain exceptions).

Business Undertakings: The Company has given certain limited business undertakings, including regarding compliance with applicable law and regulation.

Transfer Restrictions: Subject to customary carve-outs for transfers to affiliates and as set forth in the TPG Subscription Agreement and the Subscription Agreement, each shareholder is subject to pre-emption restrictions on transfers of shares in the Company (save where such transfer is made as part of a sale or other exit event) whereby, prior to the consummation of any transfer of shares, shareholders holding 3% or more of ABC’s outstanding shares have a right of first refusal to acquire the shares which are subject to the transfer at the same price and on the same terms at which the selling shareholder wishes to transfer such shares.

Tag and Drag Rights: Following completion of the pre-emption procedure on transfer set out above, each shareholder holding 3% or more of ABC’s outstanding shares shall also have the right to participate proportionately in any third-party share sale by another shareholder (subject to certain exceptions). In addition, the Company has the right to drag other shareholders into an exit event subject to certain parameters being satisfied (including a minimum value threshold in relation to such exit transaction).

The Shareholders Agreement is governed by English law and terminates upon an IPO of ABC.

3.          Sider Letter Agreement

The Side Letter Agreement provides for, among other things (a) certain variations from the terms of the Shareholders Agreement in respect of the liquidation preference of the Preferred Shares and (b) the extension of the Registrant’s right of first refusal described under Exit Rights to Oak on a pro rata basis.

The Side Letter Agreement is governed by English Law.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

4.1 Preferred Shares Subscription Agreement, November 7, 2019, by and among Oak, ABC and Registrant.

4.2 Deed Amending Articles of Association of ABC Technologies B.V., dated November 7, 2019.

4.3 Amended and Restated Shareholders Agreement, dated November 7, 2019, by and among TPG, Oak, ABC and Registrant.

4.4 Side Letter Agreement, dated November 7, 2019, by and among TPG, Oak, and ABC.

99.1 Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V. By: /s/ Ran Langer Ran Langer, Managing Director

Dated November 7, 2019